UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM SD
___________________________
Specialized Disclosure Report
___________________________
Air T, Inc.
(Exact name of registrant as specified in its charter)
___________________________

Delaware (State or other jurisdiction of incorporation)	001-35476 (Commission File Number)	52-1206400 (I.R.S. Employer Identification No.)

11020 David Taylor Drive, Suite 305,
Charlotte, North Carolina 28262
(Address of principal executive offices) (Zip Code)
Mark Jundt
Secretary and General Counsel
(980) 959-2840
(Name and telephone number, including area code, of the person to contact in connection with this report)
___________________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 - Conflicts Minerals Disclosure
Item 1.1.Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Air T, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Form”) for the reporting period January 1, 2025 to December 31, 2025. Together, the Rule and the Form require disclosure of information relating to “conflict minerals,” which are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin, and tungsten.
The disclosure requirement applies to those public companies that manufacture, or contract to manufacture, products in which any conflict mineral is necessary to such product’s functionality or production.
Accordingly, the Company undertook an analysis of the products it manufactures, or contracts to manufacture, to determine whether any conflict mineral was necessary to any product’s functionality or production. The Company concluded that of the Company’s various segments, only its Global Ground Support, LLC (the “Subsidiary”) subsidiary manufactures or contracts to manufacture certain products that contain one or more of the conflict minerals. The Subsidiary does not purchase any conflict minerals contained within its products or components directly from mines, smelters or refiners; instead, the Subsidiary contracts with various suppliers to manufacture or supply these products or components. The Company must therefore rely on these suppliers to provide information regarding the origin of any conflict minerals.
The Company conducted a reasonable country of origin inquiry regarding those conflict minerals, which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”) or are from recycled or scrap sources. To this end, the Company identified each supplier of a component or product containing a conflict mineral, explained to each such supplier the requirements of the Rule and its applicability to the Company, and then sought information from each such supplier about the origin of such conflict minerals. In each instance, the supplier either identified the origin of such conflict minerals as other than one of the Covered Countries or that such conflict minerals came from recycled or scrap sources.
Based on its reasonable country of origin inquiry, the Company concluded that it has no reason to believe that any conflict minerals included in the products the Subsidiary manufactures or contracts to manufacture may have originated in one of the Covered Countries or that such conflict minerals are from recycled or scrap sources.
This Form SD is publicly available on the Company’s website at www.airt.com, as well as on the SEC’s EDGAR database at www.sec.gov. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.2.Exhibit
None.
Section 3 - Exhibits
Item 3.01     Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
        AIR T, INC.

Date: May 29, 2026    By: /s/ Mark Jundt_____
        Name: Mark Jundt
        Title: Secretary and General Counsel

28910332v3

4